Modtech Holdings, Inc.
2830 Barrett Avenue
Perris, CA 92751

December 11, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0510

Attn: Jeffrey Gordon

Re:	Modtech Holdings, Inc. Form 8-K/A Item 4.01 filed December 4, 2006 File # 000-25161

Ladies and Gentlemen:

The following response addresses the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the staff letter, dated December 4, 2006, regarding the above-referenced Form 8-K/A filing of Modtech Holdings, Inc. (the “Company”):

Comment 1. Below please find a schedule of our 2005 fiscal year end and fourth quarter adjustments, including the reason for each adjustment, the impact on pre-tax net loss, the net effect of all adjustments on pre-tax net loss and an explanation why all adjustments are properly recorded in the fourth quarter.

Account	Financial Statement Category	Debit	Credit	Impact on Pre-tax net loss
				(Debit) Credit
Adjusting Journal Entry #1
Restricted LC Cash - Curr Portion	Current assets	$6,451,942		$-
Restricted LC Cash	Noncurrent assets		$6,451,942	$-

To reclassify restricted cash from noncurrent to current. The debt associated with the restricted cash account was reclassified to current liabilities in the fourth quarter because of a breach of certain financial covenants during that quarter. Accordingly, the restricted cash account was properly reclassified to current assets during the same quarter.

Adjusting Journal Entry #2
Non-Curret Prepaid Commissions	Noncurrent assets	$167,839		$-
Prepaid Miscellaneous	Current assets		$167,839	$-

To reclassify the noncurrent portion of a broker’s commission related to a fourth-quarter transaction. Recording this entry as of 12/31/05 is reasonable.

Comment 1. continued

Account	Financial Statement Category	Debit	Credit	Impact on Pre-tax net loss
Adjusting Journal Entry #3
Contract Income	Net sales	$265,607		$(265,607)
Earnings in excess of billing	Current assets		$265,607	$-

Revenue adjustment related to a correction of work-in-process inventory costs incorrectly capitalized. The original entries were recorded in the fourth quarter, therefore recording the correcting entries in the fourth quarter is reasonable.

Adjusting Journal Entry #4
Plant Closure	Cost of goods sold	$978,552		$(978,552)
Gain/Loss on Sale of F/A	Operating expenses		$978,552	$978,552

To reclassify the loss from abandonment of assets related to a manufacturing plant closure from operating expenses to cost of goods sold. The entry was properly made in the fourth quarter because the closure occurred in that quarter.

Adjusting Journal Entry #5
Subcontractors	Cost of goods sold	$258,630		$(258,630)
Accounts Payable - Other	Current liabilities		$258,630	$-

To correct a duplicate entry in accounts payable and accrued liabilities. The original entries were recorded in the fourth quarter, therefore recording the correcting entries in the fourth quarter is reasonable.

Adjusting Journal Entry #6
Legal & Accounting	Operating expenses	$82,585		$(82,585)
Other Accrued Liabilities	Current liabilities		$82,585	$-

To accrue for additional audit fees at December 31, 2005 for work performed in the fourth quarter in connection with the 2005 audit. The adjustment to the accrual in the fourth quarter is reasonable.

Adjusting Journal Entry #7
Materials	Cost of goods sold	$8,712		$(8,712)
Materials	Cost of goods sold	$27,231		$(27,231)
Accounts Payable - Other	Current liabilities		$35,943	$-

To record additional material accruals. The adjustment to the materials accrual relates to product received in the fourth quarter, therefore, the amount is recorded in the proper period.

Comment 1. continued

Account	Financial Statement Category	Debit	Credit	Impact on Pre-tax net loss
Adjusting Journal Entry #8
Earnings in excess of billing	Current assets	$1,100		$-
Subcontractors	Cost of goods sold	$65,780		$(65,780)
Future Loss on Jobs	Cost of goods sold	$18,473		$(18,473)
Accounts Payable - Other	Current liabilities		$65,780	$-
Provision for Est Loss on Jobs	Current liabilities		$18,473	$-
Contract Income	Net sales		$1,100	$1,100

To record additional activity on open construction project. Relates to costs incurred in the fourth quarter and therefore recorded in the proper period.

Total impact pre-tax loss				$(725,918)

Comment 2. A copy of a letter to the Audit Committee Chairman from Peterson & Co., LLP regarding the material weaknesses in the Company's internal controls is attached as Exhibit 1 to this letter.

Sincerely, /s/ Kenneth S. Cragun Kenneth S. Cragun Chief Financial Officer

Exhibit 1
PETERSON & CO., LLP

March 31, 2006

Mr. Robert Campbell
Audit Committee Chairman
Modtech Holdings, Inc.
2830 Barrett Avenue
Perris, CA 92571

To the Audit Committee:

In planning and performing our audit of the financial statements of Modtech Holdings, Inc. as of December 31, 2005, we considered the company’s internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies or material weaknesses under standards of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

We noted the following significant deficiencies that we believe to be material weaknesses.

1.
The Company did not maintain effective controls over the preparation, review, and approval over accounting for percentage of completion construction contracts. Specifically, effective controls were not designed and in place to ensure that:

o	Total estimated costs were appropriately reviewed and approved

o	Contract amounts were accurately recorded

o	Contracts were properly classified for inclusion in the calculation of percentage of completion revenue

Modtech Holdings, Inc.
Letter to Audit Committee
Material Weaknesses & Significant Deficiencies

If an input to the percentage of completion calculation is incorrectly stated, the error could result in material misstatements in revenue recognition, earnings in excess of billings, billings in excess of earnings, and the provision for estimated losses. We noted four instances in our testing in which the controls failed to detect the errors and these deficiencies resulted in audit adjustments in the Company’s revenues and earnings in excess of billings. These control failures, in aggregate, constitute a material weakness because we believe there is more than a remote likelihood that misstatements could occur that would result in material misstatements in the financial statements that would not have been prevented or detected.

2.
The Company did not maintain effective controls over the preparation, review, and approval of journal entries. Specifically, the Company did not maintain effective controls to ensure the accuracy of supporting schedules and underlying data. This control deficiency could affect substantially all financial statement accounts. We noted the following errors during our testing procedures which resulted in audit adjustments to earnings in excess of billings, accrued liabilities, revenue, and cost of goods sold:

o	The calculation of work-in-progress inventory for percentage of completion contracts was not appropriately calculated

o	The reversal of an accrual which had been recorded twice

These control failures, in aggregate, constitute a material weakness because we believe there is more than a remote likelihood that misstatements could occur that would result in material misstatements in the financial statements that would not have been prevented or detected.

3.
The Company did not maintain effective controls over the determination of the accrued liabilities. Specifically, the Company did not maintain effective controls to ensure that all expenses and inventory received were adequately accrued for. This control deficiency could result in a material misstatement in the cost of goods sold, operating expenses, accrued liabilities, and the percentage of completion accounts. We noted three instances where expenses were not properly accrued for during our testing procedures which resulted in audit adjustments to cost of goods sold, accrued liabilities, revenue, earning in excess of billings, and the provision for future estimated losses.

This control failure constitutes a material weakness because we believe there is more than a remote likelihood that misstatements could occur that would result in material misstatements in the financial statements that would not have been prevented or detected.

Modtech Holdings, Inc.
Letter to Audit Committee
Material Weaknesses & Significant Deficiencies

4.
The Company did not maintain effective information technology general controls which resulted in control deficiencies that could affect substantially all financial statement accounts. The following control deficiencies we noted in our testing, in the aggregate, were deemed to constitute a material weakness:

o	Insufficient review of segregation of duties regarding access rights when employees change positions

o	System limitations allow unrestricted access rights to certain applications

o	Failure to remove access rights of terminated employees on a timely basis

o	Inadequate monitoring of server backups

o	Ineffective monitoring of access violations

o	The responsibility of security administration is not clearly defined in the job description written for the Modtech Network Administrator

The control failures, in aggregate, constitute a material weakness because we believe there is more than a remote likelihood that misstatements could occur that would result in material misstatements in the financial statements that would not have been prevented or detected.

5.
The Company did not maintain sufficient staffing levels in the accounting department and did not maintain an effective internal audit department which resulted in control deficiencies that could affect substantially all financial statements accounts. The following control deficiencies were noted, that in the aggregate, were deemed to represent a material weakness:

o
Insufficient staffing in the accounting and finance department which resulted in the Company not maintaining effective controls over the preparation, review and approval of certain accounting transactions and reconciliations, and the financial close process was not being completed on a timely basis

o
Insufficient staffing in the internal audit department which resulted in the Company not maintaining effective processes to ensure that policies and procedures related to internal controls over financial reporting were properly documented, updated, reviewed and approved, or that design and operating effectiveness of such controls were tested, on a timely basis

o
Currently, the Internal Audit Department is a component of the Finance and Accounting Department, and reports to the Company’s CFO. This creates a potential conflict of interests and objectives and does not facilitate the accomplishment of the goals and objectives of the internal audit department. The internal audit department should report directly to the audit committee or the board of directors, and should be completely independent of operating departments, especially the finance and accounting.

Modtech Holdings, Inc.
Letter to Audit Committee
Material Weaknesses & Significant Deficiencies

These control failures, in aggregate, constitute a material weakness because we believe there is more than a remote likelihood that misstatements could occur that would result in material misstatements in the financial statements that would not have been prevented or detected.

We also noted the following significant deficiencies that are not believed to be material weaknesses.

1.
The Company did not maintain effective controls over the preparation, review, and approval of credit memos. Specifically, the Company did not maintain effective controls to ensure the issuance of credit memos were authorized and valid. The Company’s internal control procedures require that credit memos should be issued only with authorization from project management. The Florida test selections failed, as it appears that no approvals were obtained for these credits (no signatures present).

This is a significant deficiency as it appears to be a control deficiency that may, either by itself or in combination with other control deficiencies, allow an employee to bypass other controls and issue a credit that may not be approved by management and consequently not be discovered. Although it is unlikely a material transaction would go unnoticed due to other controls in place, it appears reasonable that multiple low level transactions may not be prevented or detected and could result in a more than inconsequential misstatement.

2.
The Company did not maintain effective controls over the preparation, review, and approval of check payments. Specifically, the Company did not maintain effective controls to ensure that check payments were authorized and duplicate payments would be prevented. The Company’s internal control procedures require that prior to releasing checks to be issued, the Operations Controller reviews supporting documentation and account code. In our testing, the entire population failed as it appears that there is a minimal review by the Controller (no signatures present and no review of the documentation during our walkthrough either).

This is a significant deficiency as it appears to be a control deficiency that may, either by itself or in combination with other control deficiencies, allow an employee to bypass other controls and issue a check that may not be approved by management and consequently not discovered until the check has cleared and monies are gone. Although it is unlikely a material transaction would go unnoticed due to other controls in place, it appears reasonable that multiple low level transactions may not be prevented or detected thus accumulating to an amount greater than an inconsequential misstatement.

All material adjusting entries identified during our audit either by us or by management are reflected in the Company’s financial statements as of December 31, 2005 and for the year then ended, and as stated in our report dated March 31, 2006, in our opinion such financial statements are fairly presented in all material respects. However, we believe that the internal control deficiencies noted herein represent significant issues that require serious and timely management and audit committee attention and action.

Modtech Holdings, Inc.
Letter to Audit Committee
Material Weaknesses & Significant Deficiencies

A separate letter communicating internal control deficiencies that are of a lesser magnitude than significant deficiencies and other recommendations has been issued to management.

This letter is intended solely for the information and use of Modtech Holdings, Inc. Audit Committee, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Peterson & Co., LLP
Peterson & Co., LLP San Diego, CA